SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☑            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☑

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English version of the press release related to the quarterly financial statements of the three-month period ended on September 30, 2003.

Earnings Release

First Quarter Fiscal Year 2004

IRSA and APSA cordially invite you to participate in their

First Quarter Fiscal Year 2004 Results Conference Call

Friday, November 14, 2003 at 10:00 am

Eastern Standard Time

The call will be hosted by:

Alejandro Elsztain, Director

Gustavo Mariani, Finance Manager

If you would like to participate, please call:

1-888-792-8459 if you are in the US or

1 (973) 409-9255 for international calls

Preferably 10 minutes before the call is due to begin.

The conference will be in English.

PLAYBACK

Monday, November 17, 2003

Please call: 1-877-519-4471 (US)

1 (973) 341-3080 (International)

With the PIN # 4303409

FOR IMMEDIATE RELEASE

For further information

Marcelo Mindlin – Vice-President & CFO

Alejandro Elsztain – CEO

Gustavo Mariani – Finance Manager

+ (54 11) 4323 7513

finanzas@altopalermo.com.ar

www.altopalermo.com.ar

Alto Palermo S.A. (APSA) reports its results for the First Quarter Fiscal Year 2004

Highlights

Buenos Aires, November 11, 2003 – Alto Palermo S.A. (APSA) (BASE: APSA, Nasdaq: APSA), alternatively the “Company”, one of the leading companies in the real estate market, mainly engaged in the possession, development, management and acquisition of Shopping Centers in Argentina, announces the results for the first quarter of its fiscal year 2004, ended on September 2003.

As established by the Comisión Nacional de Valores (Argentine Securities Commission), the adjustment for inflation of Financial Statements of public companies was eliminated as from February 28, 2003. Accordingly, the Financial Statements for the period ended on September 30, 2003 do not recognize the effects of inflation. On the other hand, the amounts for the period ended on September 30, 2002 have been restated for comparison purposes, using the coefficient 0.9938, which reflects wholesale deflation of 0.62% between September 2002 and February 2003.

Net Loss for the three-month period was Ps. 3.9 million, as compared to the Ps. 15.3 million profit for the same period of the previous year. The results for the three months ended on September 30, 2002 had been positively affected by the Ps. 27.8 million income from Financial Results and by the Ps. 10.6 million income from the repurchase of Company’s Bonds. In addition, the result for the first quarter of Fiscal Year 2004 was adversely affected by the depreciation of local currency against the U.S. Dollar, from Ps. 2.80 per US$ 1.00 to Ps. 2.915 per US$ 1.00, which gave rise to negative Exchange Differences for Ps. 5.2 million principally on the US$ 49.8 million outstanding debt. After the end of the quarter, the exchange rate has returned to the levels prevailing at the end of Fiscal Year 2003, which would result in a profit for the second quarter of Fiscal Year 2004 if the exchange rate remains at around Ps. 2.80 per U.S. Dollar.

Total Sales as of September 30, 2003 amounted to Ps. 31.2 million, that is, 27.2% higher than that corresponding to the same period of the previous year. This increase is mainly attributable to the increase in basic rent charged to our tenants and increased occupancy.

Gross Profit for the period was Ps. 14.3 million during the first quarter of Fiscal Year 2004, as compared to Ps. 8.5 million during the same period of Fiscal Year 2003, a significant 68.5% increase. 90% of Company’s costs represent depreciation of its Fixed Assets. As their book value had already been adjusted as of September 30, 2002, depreciation charges between both periods show marginal changes. On the other hand, the excellent recovery in Basic Rent charged to our tenants plus the increase in Tarshop S.A.’s invoicing resulted in a significant increase in our income. This explains the considerable growth of gross profit.

In this way, the consolidated Operating Result for the period was a Ps. 8.1 million profit as compared to a Ps. 2.0 million loss for the same period of the previous year. Additionally, this was the result of a steep drop in bad debt charges, which fell from Ps. 4.5 million in the first quarter of Fiscal Year 2003 to Ps. 0 in the period ended on September 30 of the current year.

www.altopalermo.com.ar    4

EBITDA1 (consolidated net income before interest, taxes, depreciation and amortization) for the three-month period totaled Ps. 24.2 million, which represents a significant 53.0% increase with respect to EBITDA for the same period of the previous year.

Comments on the operations performed during the quarter

The quarter ended on September 30, 2003 was marked by certain stability in the country, both at macroeconomic and political level. Exchange rates and inflation seem to have stabilized while the rate of economic recovery would have accelerated to 2.8%—quarterly rate, indicating a projected 7.1% growth for calendar year 2003.

The prudent short-term economic policy was decisive for this recovery. The proper liquidation of international reserves and the extraordinarily positive trade balance prevented the rampant inflation previously anticipated. In addition, the considerable increase in tax revenues from export withholdings and the tax on financial transfers resulted in a highest historic primary tax surplus of 2.5% of the GDP.

The index that measures confidence in government is currently at those levels prevailing before the crisis, while the index measuring consumers’ confidence has attained levels which are even higher than those prior to the economic crisis2.

[1]	EBITDA represents the net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.
[2]	Indices prepared by the Government and Business Schools, respectively, of Universal Torcuato Di Tella.

www.altopalermo.com.ar    5

In this context, our tenants continued to increase their sales, reaching Ps. 255.1 million in the three-month period ended on September 30, 2003. These sales are 33% higher in nominal terms than those for the same period of the previous year, and 27% higher in real terms3.

The business success of our tenants continues to increase demand for space at our Shopping Centers. In this way, we have increased occupancy to 96.7%, surpassing the levels prevailing before the crisis. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our Shopping Centers portfolio. Competitors’ occupancy in the Metropolitan Area of Buenos Aires only reaches 91.1%4.

[3]	Deflated by the Consumers’ Price Index prepared by the National Institute of Statistics and Census (“INDEC”).
[4]	According to company estimates based on information derived from the Shopping Centers Research conducted by the INDEC.

www.altopalermo.com.ar    6

Due to the improved situation of our tenants, we continue to apply the CER Index to most “pesified” agreements. Thus, Shopping Centers such as Abasto de Buenos Aires has extended the application of the CER from 10% of their tenants as of November 2002 to 100% of tenants as of September 2003.

Additionally, the current bonanza in the retail sector allows us to enter into new lease agreements under better conditions, e.g. increasing the “goodwill charge” required for the renewal or execution of new agreements at our Shopping Centers.

On the other hand, the improvement in our tenants’ economic and financial situation caused no allowance to be created for bad debts, which as of September 30, 2002 amounted to Ps. 4.5 million. In addition, in accordance to our management reports, the Company’s operating cash flow reached highest historic levels at a monthly average of Ps. 7.5 million. These high levels are partially attributable to the excellent collection of bad debts, as a result of which the Company’s revenues are higher than its invoicing.

Related Companies

Tarjeta Shopping

Tarshop S.A. is the credit card company in which we have an 80% interest.

During the quarter ended on September 30, 2003, our credit card business unit reverted the negative results shown on its financial statements during several quarters. In this way, for the first quarter of Fiscal Year 2004, Tarshop S.A. recorded a Ps. 0.5 million profit, as compared to the Ps. 2.8 million loss for the same period of the previous year, a considerable improvement.

This was the result of business restructuring. Our customers’ consumption increased by 66% during the quarter with respect to the same period of the previous year, totaling Ps. 41.8 million. This represents a 58% increase in real terms. The recovery of Tarjeta Shopping as a financial instrument for purchasing is reflected in the fact that the increase in sales made through this payment method is significantly higher than the increase in sales of our Shopping Centers.

Additionally, in relation to collections, short-term bad debts as of September 30, 2003 were even lower than the levels prevailing before the crisis. Bad debts three months past due, which exceeded 11% during 2002, decreased to only 3.1% by the end of the quarter.

At September 30, 2003, the number of members and the credit portfolio, including securitized coupons, totaled 151,350 members and Ps. 48.1 million, respectively. The level of card activation reached 52%.

www.altopalermo.com.ar    7

Other Significant Events

Improvement of the risk rating of our structured debt

In October 2003, Standard & Poor’s International Ratings LLC. (Argentine Branch), significantly raised the rating of the Ps. 85 million Bonds from raB+ to raBBB-, the first step towards investment grade. This rating improvement is due to the “improvement in the Company’s operating performance which, along with the debt rescheduling carried out during 2002, resulted in an increase in its cash flow generation capacity and in better debt and interest coverage indicators”, as, among other things, explained by the rating agency in its report.

On the other hand, Fitch Argentina Calificadora de Riesgo S.A., raised the rating of Alto Palermo S.A. (APSA) common shares from Category 3 to Category 2. This category means that “the shares have medium liquidity and the issuers thereof have a good cash flow generation capacity”.

Conversion of Notes

During the first quarter of Fiscal Year 2004 and the first days of the second quarter, the holders of the Convertible Bonds exercised their conversion right. The aggregate number of converted Bonds amounted to 145,000 units of US$ 1 par value each, while the number of common shares delivered in this respect amounted to 4,183,320 shares of Ps. 0.1 par value each.

In this way, the amount of outstanding Convertible Bonds is now US$ 49,698,516 while the number of shares of the Company is 709,013,065 and the capital stock amounts to Ps. 70,901,306.5.

Distribution of Dividends

On October 31, 2003, the General Ordinary and Extraordinary Shareholders’ Meeting of Alto Palermo S.A. (APSA) approved the cash distribution of Ps. 10.0 million as dividends (Ps. 0.141 per share of Ps. 1,00 par value each, or Ps. 0.5642 per ADR) as one of the uses of the Ps. 77.4 million profit for fiscal year 2003.

Appointment of Directors

The Shareholders’ Meeting unanimously resolved to fix the number of directors at 10, and the number of alternate directors at 7, as well as to appoint the following Directors for the statutory term: ELSZTAIN, Eduardo Sergio; MINDLIN, Marcos Marcelo; PERELMAN, Abraham; BÜCHI BUC, Hernán; ELSZTAIN, Fernando Adrián; SAID, José; REZNIK Gabriel Adolfo Gregorio; ELSZTAIN, Alejandro Gustavo; OLIVOS, Andrés y ZANG, Saúl como Directores Suplentes: BERGOTTO, Oscar Pedro; PEREDNIK, David Alberto; ELUCHANS URENDA, José Domingo; FERNÁNDEZ, Leonardo Fabricio; QUINTANA, Juan Manuel; QUINTANA TERÁN, Juan Carlos; VALENZUELA LANG, Raimundo. All such directors are non-independent directors under the terms of Resolution 400 of the Argentine Securities Commission, except for Mr. PERELMAN.

www.altopalermo.com.ar    8

Prospects for next Quarter

Business Strategy

During the second quarter of Fiscal Year 2004 we plan to continue offering a wide range of business proposals, in line with current trends. In this way, the choice of our Shopping Centers by consumers will enhance the business success of our tenants, thus generating a higher demand for space at our Shopping Centers. This will allow us to continue increasing rent for our stores.

www.altopalermo.com.ar    9

Principal Financial Indicators

For the three-month periods ended September 30, 2003 and 2002

(In Argentine Pesos)

	As of September 30, 2003	As of September 30, 2002	Change	Difference (%)
EBITDA (1)	24,213,178	15,824,600	8,388,578	53,0
EBITDA per share	0.343	0.226	0.117	51.7

EBITDA Shopping Centers	23,082,721	19,021,798	4,060,923
EBITDA Torres de Abasto	74,289	(105,735)	180,024
EBITDA Tarshop S.A.	1,056,168	(3,091,463)	4,147,631

Financial Debt (2)	245,610,056	328,536,956	(82,926,900)	(25,2)
Shares Outstanding (face value $1)	70,586,406	70,000,000	586,406	0,8
Price per share	2.65	1.26	1.39	110.3
Market Capitalization	187,053,979	88,200,000	98,853,979	112,1
Enterprise Value (3)	432,664,035	416,736,956	15,927,079	3,8
Financial Debt/Enterprise Value	0.57	0.79	(0.22)	(28.0)

FFO (4)	10,065,969	23,104,873	(13,038,904)	(56,4)
FFO per share	0.143	0.330	(0.187)	(56.8)

Net Income for the Period	(3,880,470)	15,342,684	(19,223,154)	(120,5)

(1) Net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurring loss or income.

(2) Financial Debt (net of accrued interests) in historical pesos.

(3) Outstanding shares at their market value plus Financial Debt.

(4) Funds from operations calculated as the period’s results before amortization and depreciation and other net income and expenses.

This Earnings Release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

If you are interested in receiving our Earnings Release quarterly, please contact us at +(54 11) 4323 7513 or via e-mail at finanzas@altopalermo.com.ar

www.altopalermo.com.ar    10

Principal Consolidated Indicators

For the three-month period ended September 30, 2003 and 2002

(In Argentine Pesos)

Income Statement	As of September 30, 2003	As of September 30, 2002	Change	Difference (%)
Net Revenues	31,152,044	24,491,480	6,660,564	27.2
Leases and Services	24,942,549	20,343,099	4,599,450
Sales of real estate properties	—	411,321	(411,321)
Tarjeta Shopping	6,209,495	3,737,060	2,472,435
Costs	(16,896,322)	(16,035,776)	(860,546)	5.4
Leases and Services	(14,499,495)	(14,269,252)	(230,243)
Real estate properties	–	(602,749)	602,749
Tarjeta Shopping	(2,396,827)	(1,163,775)	(1,233,052)
Gross Profit	14,251,049	8,455,704	5,795,345	68.5
Selling expenses	(1,779,867)	(5,926,357)	4,146,490	(70.0)
Administrative expenses	(4,067,934)	(4,015,762)	(52,175)	1.3
Income from Tarjeta Shopping’s trust participation	(336,067)	(502,121)	166,054	(33.1)
Operating Income	8,071,854	(1,988,536)	10,060,390	(505.9)
Results from related companies	(181,179)	(960,759)	779,580
Depreciation of company acquisitions	(1,206,831)	(1,206,757)	(74)
Financial income (loss) – net	(7,099,377)	27,816,992	(34,916,369)
Other income (expenses)	1,677,794	10,138,722	(8,460,928)
Income (Loss) before taxes and minority interests	1,262,261	33,799,662	(32,537,401)	(96.3)
Minority interest	(5,197,192)	(19,551,536)	14,354,344
Income Tax	54,461	1,094,558	(1,040,097)
Net Income (Loss) for the period	(3,880,470)	15,342,684	(19,223,154)	(120.5)

Balance Sheet Summary	As of September 30, 2003	As of June 30, 2003	Change	Difference (%)
Current assets	82,260,420	70,559,746	11,700,674	16.6
Non-current assets	1,021,136,836	1,033,777,279	(12,640,443)	(1.2)
Total assets	1,103,397,256	1,104,337,025	(939,769)	(0.1)
Current liabilities	74,855,934	78,417,937	(3,562,003)	(4.5)
Non-current liabilities	258,361,370	251,907,636	6,453,734	2.6
Total liabilities	333,217,304	330,325,573	2,891,731	0.9
Minority interest	14,706,083	14,760,545	(54,462)	(0.4)
Shareholders’ equity	755,473,869	759,250,907	(3,777,038)	(0.5)

The information here detailed is an abstract of our Financial Statements for the three-month period ended September 30, 2003 and 2002 which is at your disposal

www.altopalermo.com.ar    11

Shopping Centers portoflio

Total Portfolio	GLA 147,021 Stores 889 Occupancy 96.7% Monthly Sales per Sqm Ps. 585 Book Value Ps. 801.9 M

Additionally, we have a non-controlling minority interest of 18.9% in Mendoza Plaza Shopping

www.altopalermo.com.ar    12

Corporate Offices

Hipólito Yrigoyen 476 2° Floor

Tel +(54 11) 4344 4600

Fax +(54 11) 4344 4611

www.altopalermo.com.ar

C1086AAF – City of Buenos Aires – Argentina

Investor Relations

Marcelo Mindlin – Vice-president & CFO

Gustavo Mariani – Finance Manager

Tel +(54 11) 4323 7513

e-mail finanzas@altopalermo.com.ar

Legal Counsel of the Company

Estudio Zang, Bergel & Viñes

Tel +(54 11) 4322 0033

Florida 537 18° Floor

C1005AAK – City of Buenos Aires – Argentina

Independent Auditors of the Company

PricewaterhouseCoopers Argentina Tel +(54 11) 4319 4600 Av. Alicia Moreau de Justo 240 2° Floor C1107AAF – City of Buenos Aires – Argentina	Abelovich, Polano & Asociados Worldwide associations through SC International Tel +(54 11) 4312 8525 25 de Mayo 596 8° Floor 1002 – City of Buenos Aires – Argentina

Registrar and Transfer Agent

Caja de Valores S.A.

Tel +(54 11) 4317 8900

25 de Mayo 362

C1002ABH – City of Buenos Aires – Argentina

Depositary Agent of ADS’s

Bank of New York

Tel 1 888 BNY ADRS (269-2377)

Tel +(1 610) 312 5315

1258 Church Street Station

10286 – Nueva York, NY – United States of America

Símbolo BCBA: APSA

Nasdaq Symbol: APSA

www.altopalermo.com.ar    13

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: /S/ Saúl Zang

      Name: Saúl Zang

      Title: Director

Dated: November 12, 2003